UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

7th floor, Building 398, No. 1555 West
Jinshajiang Rd

Shanghai, China 201803
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 25, 2023, Xiao-I Corporation announced its unaudited and unreviewed financial results for the six months ended June 30, 2023. A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release, dated September 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2023	Xiao-I Corporation

	By:	/s/ Hui Yuan
	Name:	Hui Yuan
	Title:	Chief Executive Officer

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